EXHIBIT 99.3

EXOBOX TECHNOLOGIES CORP.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Unaudited Pro Forma Consolidated Balance Sheet as of July 31 , 2009	1
Unaudited Pro Forma Consolidated Statement of Operations for the Three Months ended October 31, 2009 and 2008	2
Unaudited Pro Forma Consolidated Statement of Operations for the year ended July 31, 2009	3
Notes to Unaudited Pro Forma Consolidated Financial Statements	4

Unaudited Pro Forma Consolidated Balance Sheet as of July 31, 2009

The following pro forma balance sheet shows the pro forma effects of the acquisition of the Assets based on the assumption that the transaction occurred effective July 31, 2009.

	October 22, 2009
	Exobox Historical	Purchase price allocation	Pro Forma
ASSETS
Current Assets:
Cash	3	-	3
Other Current Assets	8,561	-	8,561
Total Current Assets	8,561	-	8,561

Oil and gas properties:
Proved Properties, net	-	5,864,485	5,957,127

Furniture, fixtures and equipment, net	395,338	-	395,338
Other Assets:
Patents, net	1	-	1
Intangibles, net	6,568	-	6,568

TOTAL ASSETS	410,471	5,864,485	6,367,598

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts Payable	432,621	204,059	636,680
Accounts Payable-Stockholders	2,594	-	2,594
Advances from Stockholders	875,081	-	875,081
Note Payable	30,000	-	30,000
Accrued Liabilities	314,964		314,964
Deferred Income	-	-	-
Total Current Liabilities	1,656,660	204,059	1,860,719

Long Term Liabilities:
Convertible Note	-	1,500,000	1,500,000
Asset Retirement Obligation		273,075	273,075
Discount on Convertible Note	-	(1,285,714)	(1,285,714)
Long Term Debt	-	2,800,000	2,800,000
Total Long Term Liabilities	-	3,287,361	3,287,361,3

TOTAL LIABILITIES	1,656,660	3,491,420	5,447,322

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock:
Series A convertible preferred stock, $0.001 par, 2,500,000 shares authorized, 1,378 and 6,378 shares issued and outstanding as of January 31, 2010 and July 31, 2009, respectively	1	-	1
Series E convertible preferred stock, $0.001 par, 1,163,000 shares authorized, 1,163,000 and 0 shares issued and outstanding as of January 31, 2010 and July 31, 2009, respectively	-	24,357	24,357
Common stock, $0.001 par value, 500,000,000 shares authorized, 371,137,803 and 460,664,395 shares issued and outstanding at January 31, 2010 and July 31 2009, respectively	460,664	3,000	463,664
Additional paid-in capital	14,481,168	2,438,350	16,919,518
Deficit accumulated during development stage	(16,188,022)	-	(16,188,022)

Total stockholders' equity (deficit)	(1,246,189)	2,465,707	1,219,518

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	410,471	5,957,127	6,367,598

These oil & gas wells have a represented PV10 reserve value of approximately $22.75 million (based on current NYMEX pricing).

EXOBOX TECHNOLOGIES CORP.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended October 31, 2009

		PRO FORMA	PRO FORMA
	HISTORICAL	ADJUSTMENTS	AS ADJUSTED

Revenue	$3,900	$26,758	$30,658
Cost of Revenue	(9,057)		(9,057)
Gross Loss	(5,157)		(21,601)

OPERATING EXPENSES:
Lease operating expenses	-	20,562	20,562
Depreciation, depletion and amortization	28,779	8,403	37,182
Professional Fees	135,069		135,069
Payroll Expenses	273,295		273,295
Research and Development	21,094		21,094
General and administrative expenses	1,153,356	-	1,153,356

Total Operating Expenses	1,611,593	28,965	1,640,558

OPERATING INCOME (LOSS)	(1,616,750)	6,196	(1,610,553)
Other Income (Expenses):
Gain on sale of patent	95,000		95,000
Interest Expenses	(835)	(45,500)	(46,335)
Total Other Income	94,165	(45,500)	48,665
Net loss	$(1,522,585)	$(47,707)	$(1,570,292)
Net loss per common share
Weighted average shares outstanding-basic and diluted	463,996,587

The accompanying notes are an integral part of these statements.

EXOBOX TECHNOLOGIES CORP.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended July 31, 2009

		PRO FORMA	PRO FORMA
	HISTORICAL	ADJUSTMENTS	AS ADJUSTED

Revenue	$-	$227,304	$227,304
Cost of Revenue	(14,657)		(14,657)
Gross Loss	(14,657)		212,647

OPERATING EXPENSES:
Lease operating expenses	-	78,915	78,915
Depreciation, depletion and amortization	90,013	33,609	123,622
Professional Fees	796,115		796,115
Payroll Expenses	1,336,156		1,336,156
Research and Development	381,431		381,431
Loss on disposal of assets and impairment	60,446		60,446
General and administrative expenses	3,794,389	-	3,794,389

Total Operating Expenses	6,458,550	112,524	6,571,074

OPERATING INCOME (LOSS)	(6,473,207)	114,780	(6,358,427)
Other Income (Expenses):
Gain on extinguishment of AP	84,065		84,065
Interest Expenses, net	(91,534)	(182,000)	(273,534)
Total Other Expenses	7,469	14,430	21,899
Net loss	$(6,488,145)	$(81,650)	$(6,569,895)
Net loss per common share
Weighted average shares outstanding-basic and diluted	414,532,158

The accompanying notes are an integral part of these statements.

EXOBOX TECHNOLOGIES CORP.

NOTES TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

Note 1. General

The accompanying unaudited pro forma consolidated financial statements give effect to the acquisition of a  working interest in the Lake Fork Properties in Ohio (the” SPQR Corp. Assets”), as defined in the purchase and sale agreement dated October 22, 2009, between SPQR Corp. and Exobox Technologies Corp. (the” Company”). The unaudited pro forma consolidated statement of operations is based on the historical financial statements of the Company and the historical statement of revenues and direct operating expenses of the SPQR Corp. Assets. The unaudited pro forma combined balance sheet as July 31, 2009 is based on the historical balance sheet of the Company and gives effect to the acquisition of the SPQR Corp. Assets as of such date.

(a)	Reflects the historical revenues and direct operating expenses of the SPQR Corp. Assets
(b)	Reflects the proforma depletion expenses of the SPQR Corp. Assets
(c)	Reflects the proforma interest expense of the SPQR Corp. note
(d)	Reflects the proforma amortization expense of the SPQR Corp. debt discount
(e)	Reflects the proforma historical cost of the SPQR Corp. assets and liabilities
(f)	Reflects the liabilities incurred as the result of the purchase of the SPQR Corp. assets and liabilities
(g)	Reflects the equity changes relating to the purchase of the SPQR Corp. assets and liabilities

Note 2. Subsequent events

On January 13, 2010, Exobox and SPQR entered into a rescission agreement to unwind the October 22, 2009 agreement. In addition, Exobox and SPQR have agreed that both have no further rights, entitlements, liabilities or obligations with respect to the purchase and sale agreement and each party expressly releases the other with respect to any claims.

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES -

ASSETS ACQUIRED FROM SPQR CORP. (UNAUDITED)

	Three Months Ended October 31,	Three Months Ended October 31,
	2009	2008

Revenues	$26,758	$91,339

Direct Operating Expenses	20,562	17,683

Excess of Revenues Over
Direct Operating Expenses	$6,197	$73,657

The accompanying notes are an integral part of these statements.

ASSETS ACQUIRED FROM SPQR CORP.

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

FOR THE THREE MONTHS ENDED OCTOBER 31, 2009 AND 2008

Note 1. Basis of Presentation

The accompanying unaudited historical statements of revenues and direct operating expenses present the revenues and direct operating expenses for the three months ended October 31, 2009 and 2008 of the assets representing the Lake Fork, Ohio properties.

On October 22, 2009, Exobox Technologies Corp. purchased 17 oil & gas wells located in Ohio that produce from the Clinton and Marcellus Shale formations (the “Assets”) from a private oil & gas company.  Although this transaction closed on October 22, 2009, Exobox Technologies will be accounting for it on November 1, 2009.  The Assets acquired were purchased for approximately $5.9 million, which includes:

(a)	The assumption of approximately $3.0 million in total existing debt associated with these Assets. Debt is valued at face value of $3 million which approximates the market value on October 22, 2009.

(b)
5-year, 7.5% convertible note in the amount of $1.5 million and convertible into common stock at $0.21 per share.  Debt is valued at face value of $1.5 million which approximates the market value on October 22, 2009.

(c)
1,163,000 shares of Series E Convertible Preferred Stock which is convertible into common stock at $0.04 for stock value of $974,286. The stock value is based on the closing market value on October 22, 2009.

(d)	3,000,000 shares of restricted Exobox common stock for value of $120,000. The stock value is $0.04 which is based on the closing market value on the October 22, 2009.

(e)	The assumption of approximately $273,000 of asset retirement obligation from these Assets which approximates the best estimates for the fair value on October 22, 2009.

The entire purchase price was allocated to proved oil and gas properties as this was the only asset acquired.

On a fully-converted basis, the shares issuable upon conversion of the convertible note and the convertible preferred stock, along with the restricted common stock, would represent 34,500,000 shares of common stock, or approximately 9.9% of the total common shares outstanding, after giving effect to (i) the shares issuable pursuant to the Purchase and Sale Agreement on a fully-converted basis, and (ii) the 128,068,593 million shares being returned to the company by certain shareholders, as previously announced on October 16, 2009.

Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Under this method of accounting, revenues are recognized based on volumes sold, which may differ from the volume to which the Company is entitled based on the its working interest. An imbalance is recognized as a liability only when the estimated remaining reserves will not be sufficient to enable the under-produced owner(s) to recoup its entitled share through future production.  Direct operating expenses are recognized on the accrual basis and consist of monthly operator overhead costs and other direct costs of operating the SPQR Corp. Assets. Included direct operating expenses are costs associated with field operating expenses, marketing, monthly operator overhead, production taxes and ad valorem taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Omitted Historical Financial Information

Historical financial statements reflecting financial position, results of operations and cash flows required by accounting principles generally accepted in the United States of America are not presented as such information is not readily available on an individual property basis and not meaningful to the acquired properties. Historically, no allocation of general and administrative, litigation, interest, federal income tax expense, depreciation, depletion and amortization, interest and other indirect costs was made to the SPQR Corp. Assets. Accordingly, the accompanying statements are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

Note 3. Commitments and Contingencies

Pursuant to the terms of the related purchase and sale agreement, any claims, litigation or disputes pending as of the closing date or any matters arising in connection with ownership of the SPQR Corp. Assets prior to the closing date are assumed by the purchaser. The Company is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statement of revenues and direct operating expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Exobox Technologies Corp.
Houston, Texas

We have audited the accompanying statement of revenues and direct operating expenses - assets acquired by Exobox Technologies Corp. (the “Company”) from SPQR Corp. (the “Acquisition Properties”), as defined in the purchase and sale agreement dated October 22, 2009, for the years ended July 31, 2009 and 2008. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. The Acquisition Properties are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission in lieu of the full financial statements required by rule 3-05 of regulation S-X as described in Note 2 to the statement and is not intended to be a complete financial statement presentation of the properties described above.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Acquisition Properties for the years ended July 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

June 17, 2010

STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES –

ASSETS ACQUIRED FROM SPQR CORP.

	Year Ended July 31,	Year Ended July 31,
	2009	2008

Revenues	$227,304	$412,408

Direct Operating Expenses	78,915	86,139

Excess of Revenues Over
Direct Operating Expenses	$148,389	$326,269

The accompanying notes are an integral part of these statements.

ASSETS ACQUIRED FROM SPQR CORP.
NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES
FOR THE YEAR ENDED JULY 31, 2009 and 2008

Note 1. Basis of Presentation

The accompanying historical statements of revenues and direct operating expenses present the revenues and direct operating expenses for the years ended July 31, 2009 and 2008 of the assets located in Ohio (the “SPQR Corp. Assets”) acquired as described in the purchase and sale agreement dated October 22, 2009, between SPQR Corp. and EXOBOX Technologies Corp. (the “Company”),.

 On October 22, 2009, Exobox Technologies Corp. purchased 17 oil & gas wells located in Ohio that produce from the Clinton and Marcellus Shale formations from a private oil & gas company.  The Assets acquired were purchased for approximately $5.9 million.

Revenues in the accompanying statement of revenues and direct operating expenses are recognized on the sales method. Under this method of accounting, revenues are recognized based on volumes sold, which may differ from the volume to which the Company is entitled based on the its working interest. An imbalance is recognized as a liability only when the estimated remaining reserves will not be sufficient to enable the under-produced owner(s) to recoup its entitled share through future production.  Direct operating expenses are recognized on the accrual basis and consist of monthly operator overhead costs and other direct costs of operating the SPQR Corp. Assets.  Included in direct operating expenses are costs associated with field operating expenses, marketing, monthly operator overhead, production taxes and ad valorem taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Omitted Historical Financial Information

Historical financial statements reflecting financial position, results of operations and cash flows required by accounting principles generally accepted in the United States of America are not presented as such information is not readily available on an individual property basis and not meaningful to the acquired properties. Historically, no allocation of general and administrative, litigation, interest, federal income tax expense, depreciation, depletion and amortization, interest and other indirect costs was made to the SPQR Corp. Assets. Accordingly, the accompanying statements are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

Note 3. Commitments and Contingencies

Pursuant to the terms of the related purchase and sale agreement, any claims, litigation or disputes pending as of the closing date (October 22, 2009) or any matters arising in connection with ownership of the SPQR Corp. Assets prior to the closing date are assumed by the purchaser. The Company is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statement of revenues and direct operating expenses.

Note 4. Recently Issued Accounting Pronouncements

In January 2010, the FASB issued FASB Accounting Standards Update (ASU) No. 2010-03 “Oil and Gas Estimations and Disclosures” (ASU 2010-03). This update aligns the current oil and natural gas reserve estimation and disclosure requirements of the Extractive Industries Oil and Gas topic of the FASB Accounting Standards Codification (ASC Topic 932) with the changes required by the SEC final rule ASC 2010-3, as discussed above, ASU 2010-03 expands the disclosures required for equity method investments, revises the definition of oil- and natural gas-producing activities to include nontraditional resources in reserves unless not intended to be upgraded into synthetic oil or natural gas, amends the definition of proved oil and natural gas reserves to require 12-month average pricing in estimating reserves, amends and adds definitions in the Master Glossary that is used in estimating proved oil and natural gas quantities and provides guidance on geographic area with respect to disclosure of information about significant reserves. ASU 2010-03 must be applied prospectively as a change in accounting principle that is inseparable from a change in accounting estimate and is effective for entities with annual reporting periods ending on or after a change in accounting estimate and is effective for entities with annual reporting periods ending on or after December 31, 2009. The Company has not yet adopted ASU 2010-03as the Company is not required to adopt this standard until July 31, 2010 – the Company’s fiscal year. See Supplemental Oil and Gas Information for more details.

Note 5. Subsequent Events

On January 13, 2010, Exobox and the seller mutually agreed to rescind the transaction, with cancelation of all obligations and securities issued.

Note 6. Supplemental Financial Information for Natural Gas Producing Activities (Unaudited)

The following reserve estimates present the Company’s estimate of the proven oil and natural gas reserves and net cash flow of the SPQR Corp. Assets in accordance with guidelines established by the Securities and Exchange Commission. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, the estimates are expected to change as future information becomes available. The prices used in the calculations below were regional cash price quotes on the last day of the fiscal year except for volumes subject to fixed price contracts. All of the oil and gas reserves purchased from SPQR Corp. are located in the United States.

(a)	Reserve Quantity Information

Below are the net quantities of proved developed and undeveloped reserves of the SPQR Corp. Assets.

	Gas	Oil
	(MMcf)	(MBbls)
Total Proved Reserves:
Balance, July 31, 2007	5,115	26.96
Production	(23)	(1.99)
Revision of quantity estimates	68	1.70
Balance, July 31, 2008	5,160	26.67
Production	(20)	(1.45)
Revision of quantity estimates	(215)	(0.93)
Balance, July 31, 2009	4,925	24.29

(b)	Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Natural Gas Reserves

The standardized measure of discounted future net cash flows relating to proved reserves (“Standardized Measure”) is a disclosure requirement under the Statement of Financial Accounting Standards No. 69 , “Disclosures about Oil and Gas Producing Activities.” – the old standard before ASU 2010-03.

The standardized measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the reserves of the property. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

The estimates of future cash flows and future production and development costs are based on period-end sales prices for oil and natural gas, estimated future production of proved reserves and estimated future production and development costs of proved reserves, based on current costs and economic conditions. The estimated future net cash flows are then discounted at a rate of 10%.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows (in thousands):

Standardized Measure of Discounted Future Net Cash Flow
	2009	2008
Future cash inflows at July 31,	$21,115,150	$70,587,410
Future costs-
Operating	(2,037,450)	(3,122,590)
Development and abandonment	(1,849,060)	(1,849,060)
Future net cash flows before income taxes	17,228,640	65,615,760
Future income taxes	(5,585,852)	(21,273,876)
Future net cash flows after income taxes	11,642,788	44,341,884
Discount at 10% annual rate	(5,287,958)	(22,618,043)
Standardized measure of discounted future net cash flows	$6,354,830	$21,723,841

The following reconciles the change in the standardized measure of discounted future net cash flow for the years ended July 31, 2009 and 2008

	2009	2008
Beginning of the year	$21,723,841	$10,402,920
Sales, net of production costs	(148,389)	(326,269)
Net change in prices and production costs	(15,220,622)	11,647,190
Revision of quantity estimates	-	-
End of year	$6,354,830	$21,723,841

Estimates of economically recoverable reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are, to some degree, subjective and may vary considerably from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of reserves may differ materially from the amounts estimated.